Exhibit 99.1

Interactive Q&A: Adam Yan, CEO of e-Future Information Technology (EFUT)

posted on: September 05, 2007 | about stocks: EFUT

This is the latest in the Seeking Alpha series of interviews with leading companies of interest to our readers. These, however, are interviews with a twist: the executive has agreed to answer questions and respond to comments not from a single interviewer, but rather from our community of readers and contributors.

This interactive Q&A is with Adam Yan, Chairman & Chief Executive Officer, e-Future
Information Technology (NASDAQ: EFUT), a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. This interview works like this:

•	Adam briefly introduces himself and the issues he’s focused on below.

•	Readers and contributors can immediately start to post questions and remarks using the comment box below (Note: you need to sign up for free registration and be logged in to do so).

•	Seeking Alpha editors will not filter or edit the questions and comments from readers, except to delete profane or hostile language.

•

Adam will respond to the questions and remarks beginning Wednesday, September 5th. Readers can track his answers and respond to them during that period, with the resulting dialogue remaining on the site.

Yahoo Finance readers may join the Q&A by going to the following link:

http://seekingalpha.com/article/46367-interactive-q-a-adam-yan-ceo-of-e-future-information-technology-efut

Over to Adam:

Greetings and welcome, this is Adam Yan, CEO and Chairman of e-Future Information Technology. I would like to thank Seeking Alpha for providing this great opportunity to interact directly with current and potential shareholders and answer your questions.

Prior to founding e-Future, I was the General Manager and Chief Accounting software designer of the Banda
Information Industry Center of the Haikou Financial Bureau in China. In my role as chief accounting software designer, I was responsible for developing system architecture for accounting policy of Chinese government.

I founded e-Future in 1997 to fill the growing need for integrated software and professional service solutions for players in China’s supply chain market.

On October 31, 2006, we successfully completed an IPO on NASDAQ capital market at $6 per share as the first Chinese supply chain management software company. We are also very pleased to have robust organic growth in 2006 as well as the first half of 2007. We believe that our rapidly growing brand recognition, understanding of the marketplace, and focus on providing the best service and client experience have allowed us to strengthen our competitive position in China’s front-end supply chain management market.

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market.

•	We provide software products and services to over 800 clients, including over 500 retailers and over 200 distributors as well as Fortune 500 companies that do business in China.

•

We have been selected to provide retail software and services for Procter & Gamble, Johnson & Johnson, Kimberly-Clark, Ford Motors, B&Q China, GUCCI China, Mickey’s Space (Disney) stores, SOGO, Belle, Haier, CRC Wanjia, Suning, and Wangfujing among others.

•	We are the top IBM premier business partner in Asia & Pacific as well as the VAR partner of SAP, ORACLE, Microsoft, Samsung and Motorola-Symbol.

•

We have over 600 employees in 31 provinces of China with over 90 salespersons and 250 consultants and service professionals, who have an average of 5 years of industry experience, and over 260 programmers for research and development and software customization.

We are confident that we will have a successful FY 2007 by solidifying our core business, developing new business opportunities through our SaaS model, exploring further our B2B expansion plans, and seeking additional strategic industrial acquisitions. We expect to achieve at least 59% growth to $10 million of revenues for the full year 2007.

I’m happy to discuss a range of topics with Seeking Alpha readers, including:

•	E-Future’s leading position as the front-end supply chain management software and service provider in China, especially in retail and the FMCG (Fast Moving Consumer Goods) markets

•	The rapidly growing retail market in China and the factors driving the huge demand for e-Future’s products and services

•	e-Future’s broad roster of clients, markets and premier partnerships

•	Our 1st half 2007 results (you can find our transcript here) as well as our business outlook for FY 2007

•	e-Future’s ongoing acquisition strategy

•	The Company’s B2B platform expansion plans and other growth strategies

Please leave your questions by using the comment box below.

Thank you!

— Adam

This Q&A represents the opinion of e-Future Information Technology management and is not intended to be a forecast of future events, a guarantee of future results nor investment advice. Except for the statements of historical fact, information presented herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to fund operations, the ability to forge partnerships and other factors over which e-Future Information Technology has little or no control. e-Future Information Technology assumes no obligation to publicly update or revise any forward-looking statements provided in this Q&A, or to correct any erroneous information presented in any investor questions herein.

This article has 38 comments:

•	Aaron Singer

11:21 AM

Wed Sep 5th

Hi Adam,

I was wondering if you could give some details about e-Future’s plans to acquire Crownhead Holdings.

How does Crownhead’s services compliment your existing portfolio of services? Is there any overlap in customers? what is your strategy for integrating Crownhead into e-Future?

Thank you.

¡	Adam Yan

01:54 PM

Wed Sep 5th

These are very good questions, thank you, Aaron. The acquisition of Crownhead and its subsidiary Royalstone is a significant industrial consolidation in Chinese supply chain management sector. We will acquire Crownhead and Royalstone for an aggregate of $7.69 million in cash and $2.82 million in e-Future ordinary shares contingent upon Crownhead meeting certain earnings targets during the 17 month period from August 1, 2007 to December 31, 2008.

Crownhead and Royalstone are focused on providing software and service in Southern China and their customers are among China’s Top 100 companies, such as China Resources Enterprise Ltd (one of top 4 retailers in China), Lianhua Shanghai (HK980, the largest supermarket group in China), China Petroleum-BP (the largest gas station chain in china), Belle (the largest woman shoes chain store in China) etc. They are occupying sizeable market shares in supermarkets, malls, and convenience stores. Its product line, Myshop, has been recognized for its competitive advantages in the retail industry. This acquisition strengthens our leading position geographically in Southern China and further expands our client base into supermarket sector.

Our integration strategy is to maintain Crownhead and Royalstone’s strong growth over the next half of year and stabilize and enhance their key management team and employees. Accordingly, we will rename our subsidiary, e-Future (Beijing) Tornado Information Technology, Inc. as e- Future Royalstone Information Technology Inc. (e-Future Royalstone), and Mr. Deliang Tong, Chairman and Chief Executive Officer of Crownhead, will be appointed as e-Future Royalstone’s president . From next year, we will leverage and consolidate each others R&D teams to further increase the market share both in Northern and Southern China and penetrate more global accounts.

•	This comment has 1 reply

    Jonathan Liss

12:04 PM

Wed Sep 5th

Adam,

Thanks for taking the time to do this Q&A and answer our questions.

A few months back there were reports you inked a deal with Samsung Networks China to provide mobile point-of-sale solutions and services for retailers in China. Can we get a progress report on how that is going?

Also, there was talk following your IPO that it was severely underpriced. Care to share your thoughts on that, especially in light of EFUT’s post-IPO performance?

¡	Adam Yan

03:26 PM

Wed Sep 5th

Thank you for your attention on our partnership with Samsung on developing and marketing mobile POS solutions in China.

We believe that Samsung Networks mobile POS will revolutionize the customer’s retail shopping experience in the same way that mobile technology revolutionized communications. This mobile POS solution has replaced previous ‘desktop-type fixed POS’ terminals in all major department stores in Korea since 2002. Samsung Networks’ expertise in POS technologies combined with e-Future’s expertise in the Chinese retail market and proven commitment of delivering value to clients, will transform the retail industry in China.

After several months of co-operation, we have released the trial mobile POS (point-of-sale) solution in some of our department store clients. Our clients and their customers are very satisfied with this new solution. For the retailer, using wireless connectivity can reduce customer waiting and operating costs, while increasing inventory turnover and employee productivity. For the consumers, in retail stores, they can check out with a POS device anywhere in the store without having to wait in checkout lines at the cashier. Therefore, the customer experience is strongly enhanced. We expect to market this solution on a larger scale to our clients in the next six months.

To answer your second question, I would like to quote the comments of Mr. Robert Greifeld, the President and CEO of The NASDAQ Stock Market, Inc. on October 31, 2006, the day we successfully completed IPO on NASDAQ capital market , he said: “e-Future is the 31st Chinese company listed on NASDAQ market. Chinese companies have won higher and higher favor of international investors, which shows a sign of the investors’ confidence in China’s economic development.” Instead of saying our IPO was underpriced, we’d rather to appreciate the investor’s confidence on e-Future’s leading position in China’s fast growing retail and software industries.

Through this IPO, we raised $6.8 million and on March 13, 2007, we also closed a $10 million private placement with three institutional investors. We are now well capitalized to continue to execute on our business plan. At the same time, we are pleased about our growth in 2006 as well as the first half of 2007. We believe that our rapidly growing brand recognition, understanding of the marketplace, and focus on providing the best service and client experience have allowed us to strengthen our competitive position in China’s front-end supply chain management market. Our commitment is to increase our shareholders long-term value by continuing to excel at our business and not focus on short-term fluctuations in the capital markets.

•	This comment has 1 reply

    Vincent

01:50 PM

Wed Sep 5th

I am an investor which is holding 4000 shares of EFUT. I bought these shares at the prices about $17.5-$18.15 when the company reported that got a new contract. But the stock price heading down after the news, dropping even more after the 1st half year earnings from $18s to under $12 recently. It seems that investors lost their confidence on EFUT. How can you explain the reasons? Thank you.

I am sorry, my English is not so good for writing in English, hopefully you can understand what I mean.

¡	Adam Yan

03:43 PM

Wed Sep 5th

Again, our commitment is to increase our shareholder’s long-term value. During the first half year, revenue continued to grow strongly in each of our core businesses including software sales and service fees including SaaS income. We continue to expand our client base in the Chinese market. Currently, when accounting for our recent acquisitions, we are now serving more than 800 clients. We are confident that we will have a successful year by solidifying our core business, developing new business opportunities through our SaaS model and exploring additional strategic acquisitions.

In these currently volatile markets, If you’re patient we believe you will benefit from the continued rapid growth of e-Future over the long run.

•	This comment has 1 reply

    Anonymous

02:02 PM

Wed Sep 5th

Adam, You have 15 million in cash in a 33 million market cap. If you back out your cash you trade at 1.5 x sales with virtually no debt. For a software service provider in China, that is virtually unheard of. What initiatives, other than this article, are you going to take to prompt investors to recognize the deep value of your shares?

¡	Adam Yan

03:57 PM

Wed Sep 5th

Thank you for your comments. We are aware of the importance of external communication and we have recently developed a comprehensive investor relations plan. Accordingly, this interactive Q&A session is the beginning of our increased initiatives in this important area.

•	This comment has 1 reply

    Anonymous

02:03 PM

Wed Sep 5th

Adam, You have 15 million in cash in a 33 million market cap. If you back out your cash you trade at 1.5 x sales with virtually no debt. For a software service provider in China, that is virtually unheard of. What initiatives, other than this article, are you going to take to prompt investors to recognize the deep value of your shares?

¡	Adam Yan

03:58 PM

Wed Sep 5th

Thank you for your comments. We are aware of the importance of external communication and we have recently developed a comprehensive investor relations plan. Accordingly, this interactive Q&A session is the beginning of our increased initiatives in this important area.

•	This comment has 1 reply

    Doug Roberts

02:20 PM

Wed Sep 5th

I appreciate hearing that sales will be up 59% in 2007, but eps would be even more interesting. I saw that EFUT lost money in the first half of 2007. What is the goal for earnings in 2007?

¡	Adam Yan

04:22 PM

Wed Sep 5th

Doug, although we continue to diversify across new industry sectors, our business has historically reflected the highly seasonal nature of the retailing industry in China. The first half of the year is typically the weakest period and the fourth quarter the strongest period. our Revenue is $2.5 million, up 21% over 2006, orders increased 20% versus the prior year period. And the Gross Margin improved to 52%, compared to 47% in the first six months of 2006. Accordingly, the Gross Profit increased to $1.3 million, up 34% from the prior period.

In addition, during the first half of 2007 year, the loss we incurred is related to expenses and amortization from our $10 million private placement in March 2007 as well as strategic acquisitions in the first half of the year.

We don’t give out the guidance on the bottom line, but based upon our robust organic growth, developing innovative business models and selective strategic acquisitions, we are confident on our projection of at least 59% growth to $10 million of revenues for the full year 2007.

•	This comment has 1 reply

    Ralph F

04:07 PM

Wed Sep 5th

Hi Adam, many thanks for doing this Q&A with us. From your vantage point, which are the strongest areas of the Chinese economy? If you had to invest in a sector other than your own, which one would it be? And other than your own company, are there any other publicly traded Chinese stocks that you think we should take a look at?

¡	Adam Yan

05:42 PM

Wed Sep 5th

Hi Ralph, for the past twenty years, the Chinese economy has achieved a growth rate averaging nearly 10 percent per year. In overall size, China’s economy today ranks as the fourth largest in the world in terms of gross domestic product. I believe there are many industries are very interested for you to take a look including Information and Communication Technologies, Financial Services, Healthcare, Energy, Telecommunication and Environment etc. For the specific company, the China section of Seeking Alpha provides you good information for investment ideas. Thank you.

•	This comment has 1 reply

    Mick Weinstein

04:29 PM

Wed Sep 5th

Adam,

A number of Seeking Alpha writers have recently expressed concern about inflation in China impacting its economy in general - and retail in particular. The CPI in China rose 5.6% in July alone.

What are your thoughts on this - and how will inflation affect e-Future’s business prospects?

Thanks for coming onto Seeking Alpha.

¡	This comment has 1 reply

    Adam Yan

06:39 PM

Wed Sep 5th

Even though CPI growth over 3 percent is usually regarded as a signal of inflation and of possible economic over-heating, by the CPI number in July along, it’s not enough to prove this is real inflation. According to statistics from the Ministry of Agriculture of China, the food CPI increase actually is the natural consequence year by year. For the non-food commodities, China has been a manufacturing base for the world for a while, so it has seen a balanced supply and demand for most commodities in recent years. The supply of several commodities even surpasses the demand. As a result, the prices of non-food commodities, except for housing, remain flat. Judging from the current situation, I think the recent CPI growth is unlikely to lead to comprehensive inflation.

Regarding to retail market, The Chinese retail market is transforming from a small-scale, highly fragmented, provincial operating model to a modern, large-scale cross-regional one. China has established itself as a market of opportunity for global retailers because of its $800 billion market in 2006 enjoying 10 percent growth and a large and fast growing consumer base. In the next five year, the total Chinese retail market could reach to $1.3 trillion. However, no dominant player has yet emerged. For example, the top five grocery retailers represent only 21 percent of total retail sales. We believe this is huge growing opportunity for e-Future during the next few year’s retail industrial consolidation because the emergence of these large-scale retail formats need the sophisticated supply chain information system to manage such operations with a wealthy experience. Currently, we serves over 500 retailers and 200 distributors as well as Fortune 500 companies who are doing business in China, we are taking the leading role in the supply chain management software industry, our total portfolio solutions provides clients with increased productivity and responsiveness to sudden changes in the supply chain, decreased shipping errors, improvement in the customers experience by enhanced communication and customer service, and increased efficiency and profits. Therefore, as we continue to grow and diversify our customer base as well as our product offerings, our prospects and demand for our services in the sectors, such as retailing and other new sectors will continue to improve significantly.

¡	Adam Yan

12:12 PM

Thu Sep 6th

Mick, I have one correction for my answer above , which should be “For example, the top 100 grocery retailers represent only 11.2 percent of total retail sales”. Thanks.

•	This comment has 1 reply

    Sam Ma

06:29 PM

Wed Sep 5th

Hi Adam, When do you think that EFUT can achieve profitability? Thanks.

¡	This comment has 1 reply

    User 105547

10:29 PM

Wed Sep 5th

Hi Sam, If you review the historical financials, over last three years, since 2004, we’ve been consistently profitable on an annual basis. Please refer the answer to Doug F. above for additional information. Thanks.

¡	User 105547

10:30 PM

Wed Sep 5th

Hi Sam, If you review the historical financials, over last three years, since 2004, we’ve been consistently profitable on an annual basis. Please refer the answer to Doug F. above for additional information. Thanks.

•	This comment has 1 reply

    Robert Crenshaw

10:38 PM

Wed Sep 5th

Adam,

With the recent high profile cases in the US of recalled products from Chinese manufacturers, how is your company insulated from the potential backlash within the Chinese manufacturing sector and do you anticipate a slow-down in your growth (expected at 59% for 2007) as a result?

¡	Adam Yan

11:23 AM

Thu Sep 6th

Dear Robert, Despite all the press reports, U.S. imports of Chinese products have nearly tripled since 2000, according to the Commerce Department. The Sino-U.S trade gap set another monthly record for July despite new revelations about lead-painted toys, tainted pet food and toothpaste, defective tires, and other flawed goods.

China is now making product quality a serious priority. It is introducing its first recall system as well as cracking down on operators with shoddy products.

Many experts expect swift results. Instead of cutting corners, manufacturers can cut costs in other ways such as improved information management systems.

Accordingly, we have recently seen increased demand for our solutions and services particularly in the automotive, general household appliance and consumer goods industries. Therefore, we remain highly confident of our 59% forecast growth rate for FY 2007. Thank you.

•	This comment has 1 reply

    Ichsa

03:50 AM

Thu Sep 6th

On July 23, EFUT announce it has been selected to provide retail software outsourcing service for Jade Bird Sihua. On or around then, the share made a huge spike to almost $24 from $15. But since then, it’s dropped below $12 where it currently stands. Any insight as to why the markets seem to have discounted whatever news propped the stock up in the first place? Is there some stuff going on behind the scenes investors should know about?

¡	Adam Yan

11:25 AM

Thu Sep 6th

Dear Ichsa,

What your referring to “going on behind the scenes” is not particular just to E-future – it’s a macro event. I think you have to take a look at the global markets and the current subprime concerns in the US and its implications for international markets. Bourses are likely to remain jittery and volatile until these current concerns are alleviated.

•	This comment has 1 reply

    tech stock investor

11:41 AM

Thu Sep 6th

Adam, this is a very informative session. Thank you for doing this.

Now that e-Future is listed in the US, I was wondering if you had any plans to update your website and corporate image to appeal members of the US investment community. I don’t understand Chinese, but I saw that your Chinese site also looks pretty old fashioned. I was surprised by how basic the English section of e-Future’s website looked. Also, the information provided was extremely limited. Investors might be turned off by the image you are presenting on your website.

¡	This comment has 1 reply

    Adam Yan

12:20 PM

Thu Sep 6th

Thank you for your comments. Actually, since August, we have already put effort on updating our website, the new website should be ready by the end of September.

¡	tech stock investor

12:37 PM

Thu Sep 6th

Hi Adam, thank you for the quick response. I didn’t see your site before August, so I can’t comment on that. I only just discovered you now on Seeking Alpha’s homepage. Glad to hear that you are rolling out a new site in the near future.

•	NJT

12:22 PM

Thu Sep 6th

Hi Adam, I was wondering if you could provide some insight into the current and future challenges of exporting back to Europe and the US, specifically regarding the food retail industry. It would interesting know of any infrastructures in place to support this. Many thanks for input.

•	This comment has 1 reply

    NJT

12:24 PM

Thu Sep 6th

Hi Adam, I was wondering if you could provide some insight into the current and future challenges of exporting back to Europe and the US, specifically regarding the food retail industry. It would interesting know of any infrastructures in place to support this. Many thanks for input.

¡	Adam Yan

12:14 AM

Fri Sep 7th

That’s very timely question as those markets are continuing to develop their existing infrastructures. We are software provider to manufactures and retailers etc across industries, but most of them are focusing on the Chinese market.

•	This comment has 1 reply

    Vincent

01:02 PM

Thu Sep 6th

Dear Mr. Yan

Is it possible that I use Chinese to write my question here, Thank you!. By the way, EFUT has a very low float and outstanding shares. I doubt that the stock is being naked shorting by some people, have you or the management any protection if the stock is being naked shorted.

¡	Adam Yan

02:45 PM

Thu Sep 6th

Hi, Vincent, EFUT, as well as every other publicly traded issuer, has no protection against unsavory trading and naked shorting of its stock. They do however have recourse. Were the stock to appear on any threshold or failure to deliver lists (per the NASD), the company can investigate the improprieties through the proper channels, find the individual(s) responsible and put a stop to it. By the way, EFUT has over 1.75 million float, which is over 60% of 2.63 million outstanding. Thanks

•	This comment has 1 reply

    User 47298

04:10 PM

Thu Sep 6th

Hi Adam,

I’ve never heard of your company until this morning when I received my SA email alert and saw your Q&A. This interview is quite informative but I want real meat and potatoes about the competitive environment you face.

Can you explain who your main competitors are and what your competitive advantage is?

Cheers - Yale

¡	Adam Yan

12:02 AM

Fri Sep 7th

Hi, Yale, as I mentioned earlier, the Chinese retail market is still the beginning of transforming from a small-scale, highly fragmented, provincial operating model to a modern, large-scale cross-regional one. For the IT solution, there is no dominant competitor for e-Future. e-Future is Chinese domestic software provider with over 10 years of in depth understanding of manufacturers, distributors and retailers as well as customer behavior. Our front-end solutions, like CRM are more readily adaptable to the highly fragmented market for our clients. Regarding the global key accounts and top 500 retailer client base, we are more collaborate with international software companies SAP, JDA and Oracle etc as partners rather than competing with each other. For instance, SAP is very strong supply chain back-end data base management provider - which is a mature and efficient solution in the western markets. However, in China, they need to work with local front-end solutions providers such as e-Future to serve the retail environment. We have already successfully co-developed customized solutions for several key accounts with them.

For the regional market, our competitors are typically local median-size software firms. For instance, Crownhead and its subsidiary Royalstone are leading providers in Southern China, by our recent acquisition, we can now better serve our clients both in Northern and Southern china. Overall, we are the largest supply chain software provider for the retail and FMCC markets.

•	Vincent

01:06 AM

Fri Sep 7th

Hi, Adam, as we know, the revenues for 1st half year was $2.5 million, revenues for the 2nd half year will be $7.5 million. It is 3 times more than the 1st half year, I wonder, how much do the total costs to be, in other word, is the balance positive or negative?

•	Adam Yan

03:10 PM

Fri Sep 7th

Vincent, your revenue assumptions are correct. We are confident on our projection of at least 59% growth to $10 million of revenues for the full year 2007. This is driven by our robust organic growth as I mentioned earlier, the first half of the year is typically the weakest period and the fourth quarter the strongest period. And our recent acquisition of Crownhead and its subsidiary Royalstone in Aug 1, 2007 will also contribute significant revenue on the next half year of 2007.

Please refer to previous answers above to Doug F. and Sam M. as we have already addressed similar questions to yours in detail above. Thank you.

•	volleyballmaniac

04:25 AM

Tue Sep 11st

You seem to be amassing a rather large amount of cash. I noticed that in Q4 2006 you received about 5 million dollars through financing.

What are you planning to do with this stockpile of cash? It would seem that you are saving it up for something. I am interested in knowing your intent.

You have very low operating costs, so I can only assume that you plan acquisitions in the near future.

Please inform.

Thanks.

•	volleyballmaniac

05:18 AM

Tue Sep 11st

Hi Mr. Yan

1. I’m a little concerned with the Insider selling as of late. C Tech holdings recently sold 9 million worth of your stock as a Planned Sale (Source: Etrade). This leaves you with no institutional shareholders (Source: Etrade). Additionally, your COO recently sold a substantial stake (when compared to Market Cap).

Insider sells can sometimes signal that management does not have faith in the ability of the stock to rise in the near future. Can you please provide a comment on that?

2. Also, if it is not too much to ask, I am interested to know what your financial stake in the company is. The reason I am asking is because I try to invest in companies where the CEO has a substantial stake in the business. I understand if you feel this question is too personal, but I just thought I would ask.

3. My last question concerns your sales in regards to Software vs. Service revenues. I realize that a large proportion of your sales come from the initial purchase a company makes of your software. What I’m trying to find out is how much you expect to receive in Service Charges for that existing customer. Any real world numbers example you could give would be helpful.

For example: a typical company makes an initial purchase of $500K for your software, and then typically pays X amount of dollars per year for Service-related activities.

Thanks in advance for your time and diligence.